INTERSHOP ANNOUNCES REVISED EXPECTATIONS FOR THE FOURTH QUARTER OF 2001 AND FY 2002

Hamburg, Germany, December 21, 2001 - Intershop Communications AG (Nasdaq: ISHP; Neuer Markt: ISH), a leading provider of e-business software applications, today announced revised financial expectations for the fourth quarter of 2001 and FY 2002.

Intershop expects fourth quarter 2001 revenue to be in the range of Euro 12-13 million, with fourth quarter license revenue exceeding third quarter 2001 license revenue.

Because of lower-than-expected fourth quarter 2001 costs, the Company expects its net loss to decrease substantially. The EBITDA loss for the fourth quarter is expected to be in the range of Euro 8-9 million.

Fourth quarter 2001 cash usage has further slowed. Total cash including cash, cash equivalents, marketable securities, and restricted cash is expected to be approximately 36-37 million at quarter end.

Due to continued corporate IT spending restraints, Intershop expects quarterly revenue in the first and second quarter of 2002 to each not differ significantly from fourth quarter 2001 revenue. The potential for improved corporate IT spending as well as increasing revenue contributions from Intershop's recently announced new products are expected to positively impact quarterly revenue in the second half of 2002. Intershop anticipates FY 2002 revenue will be below FY 2001 revenue.

Full financial results for the fourth quarter of 2001 and FY 2001 will be reported on February 12, 2002.


INVESTOR RELATIONS:
Klaus F. Gruendel
T: +49-40-23709-128
F: +49-40-23709-111
K.GRUENDEL@INTERSHOP.COM

PRESS:
Heiner Schaumann
T: +49-3641-50-1000
F: +49-3641-50-1002
H.SCHAUMANN@INTERSHOP.COM


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ABOUT INTERSHOP
INTERSHOP COMMUNICATIONS AG (NASDAQ: ISHP; NEUER MARKT: ISH) IS THE ESTABLISHED PROVIDER OF COMMERCE PLATFORMS FOR GLOBAL BUSINESSES. WITH THE ADDITION OF ENFINITY MULTI-SITE, ENTERPRISES ARE NOW ABLE TO MANAGE MULTIPLE BUSINESS UNITS FROM A SINGLE COMMERCE PLATFORM. THE INTERSHOP ENFINITY COMMERCE PLATFORM, COMBINED WITH PROVEN, FLEXIBLE INDUSTRY AND CROSS-INDUSTRY SOLUTIONS, ENABLES COMPANIES TO OPTIMIZE THEIR BUSINESS RELATIONSHIPS, IMPROVE BUSINESS EFFICIENCIES AND CUT COSTS TO INCREASE PROFIT MARGINS. BY STREAMLINING BUSINESS PROCESSES, COMPANIES GET FASTER ROI AT A LOWER TOTAL COST OF OWNERSHIP, INCREASING THE LIFETIME VALUE OF CUSTOMERS AND PARTNERS. INTERSHOP HAS MORE THAN 2,000 CUSTOMERS WORLDWIDE IN RETAIL, MANUFACTURING, MEDIA, TELECOMMUNICATIONS
AND FINANCIAL SERVICES.   CUSTOMERS INCLUDING BERTELSMANN, MOTOROLA,


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SWAROVSKI,  OTTO AND BOSCH HAVE SELECTED  INTERSHOP'S ENFINITY AS THE FOUNDATION
FOR THEIR GLOBAL E-COMMERCE STRATEGY. MORE INFORMATION ABOUT INTERSHOP CAN BE FOUND ON THE WEB AT HTTP://WWW.INTERSHOP.COM.




THIS NEWS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS OR THE FUTURE FINANCIAL AND OPERATIONAL PERFORMANCE OF INTERSHOP. ACTUAL EVENTS OR PERFORMANCE MAY DIFFER MATERIALLY FROM THOSE CONTAINED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES THAT COULD LEAD TO SUCH DIFFERENCE COULD INCLUDE, AMONG OTHER THINGS: INTERSHOP'S LIMITED OPERATING HISTORY, THE UNPREDICTABILITY OF FUTURE REVENUES AND EXPENSES AND POTENTIAL FLUCTUATIONS IN REVENUES AND OPERATING RESULTS, CONSUMER TRENDS, THE LEVEL OF COMPETITION, SEASONALITY, THE TIMING AND SUCCESS OF INTERNATIONAL EXPANSION EFFORTS, RISKS RELATED TO ELECTRONIC SECURITY, POSSIBLE GOVERNMENTAL REGULATION, AND THE ABILITY TO MANAGE A RAPIDLY GROWING BUSINESS. ADDITIONAL INFORMATION REGARDING FACTORS THAT POTENTIALLY COULD AFFECT INTERSHOP'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS IS INCLUDED IN INTERSHOP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THAT IN THE COMPANY'S FORM 20-F DATED JULY 2, 2001.













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